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                             August 1, 2023

       Stephen LaMond, PharmD, MBA
       Interim Chief Executive Officer
       Peak Bio, Inc.
       4900 Hopyard Road, Suite 100
       Pleasanton, CA 94588

                                                        Re: Peak Bio, Inc.
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Filed July 24, 2023
                                                            File No. 333-268801

       Dear Stephen LaMond:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-1

       General

   1. We note that the Form S-1 declared effective on March 1, 2023 registered, among other things, the resale of
up to 4 million shares of common stock following issuance to White
                                                        Lion Capital, LLC
("White Lion") pursuant to a Common Stock Purchase Agreement dated November 3, 2022
("Purchase Agreement"). You now seek to register via post-
                                                        effective amendment the
resale of an additional 2 million common shares that may be
                                                        issued to White Lion
under the Purchase Agreement as amended in March 2023. Please explain why you believe
you are able to do so in light of the general prohibition against adding securities by
means of a post-effective amendment contained in Securities Act
                                                        Rule 413(a). Refer also
to Securities Act Rules Compliance and Disclosure Interpretation
                                                        Q. 210.01.
 Stephen LaMond, PharmD, MBA
Peak Bio, Inc.
August 1, 2023
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen LaMond, PharmD, MBA
                                                          Division of
Corporation Finance
Comapany NamePeak Bio, Inc.
                                                          Office of Life
Sciences
August 1, 2023 Page 2
cc:       Andrew P. Gilbert, Esq.
FirstName LastName